SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 29, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated June 29, 2020, The Company released a material fact complementing the ones published on March 19 and 20, and April 1st, 13, 27, May 12 and 27 and June 8, 2020 and in relation to the coronavirus’ evolution (COVID-19) in Argentina, informing its shareholders and the market in general that in compliance with the provisions set forth in sections 2 and 3 of the Decree 576/2020 enacted by the National Executive Power, whose objective is to continue minimizing the risks of spreading the virus and to protect public health, the Company’s Shopping Malls located in Buenos Aires City and Greater Buenos Aires will remain closed, operating only in the activities that are considered essential such as pharmacies, supermarkets and banks until July 17, 2020, while, in Buenos Aires City, some clothing and footwear stores, located in the street and considered neighborhood businesses, will close their doors again with a scheme similar to the one before Decree 520/2020.

In the rest of the country, some provinces maintain the flexibilization and the opening of their commercial and recreational activities such as Salta, Mendoza, Santa Fe and Córdoba, where our shopping malls Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera Shopping and Córdoba Shopping operate under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures which main objective is to avoid crowds and with this, the spread of COVID-19.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 29, 2020